SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK REPURCHASE, SAVINGS
AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2007.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 0-13153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Habersham Bancorp 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Habersham Bancorp
Highway 441 N.
P.O. Box 1980
Cornelia, Georgia  30531

Financial Statements

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of December 31, 2007 and 2006 and for the year ended December 31, 2007.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Habersham Bancorp 401(k) Plan

By:	Senior Vice President

	By:	/s/ Karen Ward
	Name:	Karen Ward
	Title:	Senior Vice President

Dated:	June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Habersham Bancorp 401(k) Plan
Cornelia, Georgia

We have audited the accompanying statements of net assets available for benefits of the Habersham Bancorp 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 and the supplemental schedule as of December 31, 2007.  These financial statements and supplemental schedule are the responsibility of the Plan’s administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Habersham Bancorp 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary information included in the accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s administrator.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Porter Keadle Moore, LLP

Atlanta, Georgia
June 27, 2008

Habersham Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

  December 31, 2007 and 2006

Assets:	2007	2006
Cash	$103,641	57,242
Investments:
Money market accounts	-	753,313
Mutual funds	5,864,771	4,928,646
Common stock of Habersham Bancorp	794,379	1,162,622
Common stock – other	-	45,025
Participant loans	58,458	75,515
Total investments	6,717,608	6,965,121
Net assets available for benefits	$6,821,249	7,022,363

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions to net assets attributed to:
Contributions:
Employer	$215,474
Employee	480,383

Total contributions	695,857

Investment income (loss):
Interest	6,153
Dividends	43,065
Net decrease in fair value of investments	(124,319)

Total investment income (loss)	(75,101)

Total additions	620,756

Deductions from net assets attributed to:
Benefit distributions to participants	817,070
Administrative fees	4,800

Total deductions	821,870

Decrease in net assets available for benefits	(201,114)

Net assets available for benefits:

Beginning of year	7,022,363

End of year	$6,821,249

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements

(1)	Description of the Plan
General
The following description of Habersham Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, which commenced on July 1, 1985, is a defined contribution plan covering all eligible employees of Habersham Bancorp and subsidiaries (the “Company”).  Employees become eligible to participate after the attainment of 21 years of age.  Enrollment in the Plan is available twice annually on January 1 and July 1.  Employees are eligible for Company matching contributions immediately.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute from 1% to 50% of their pretax earnings up to a maximum of $15,500 and $5,000 catch-up if age 50 by December 31, 2007.   Rollover contributions from other qualified plans are permitted.  At its discretion, the Company may make matching contributions in an amount not to exceed 100% of each participant’s first 3% of compensation contributed as elective deferrals.

Vesting
Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less than 2	0%
2	25%
3	50%
4	75%
More than 4	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing the Company’s future matching contributions.  No forfeitures were used to reduce the Company’s contributions during 2006 and 2007.  Forfeitures of $28,352 were available at December 31, 2007 to reduce the Company’s future contributions.

Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s vested account balance in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their vested account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(1)	Description of the Plan, continued
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 9.00%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

Administrative Expenses
Significant costs of administering the Plan are paid by the Company.  These costs include legal, administrative and accounting fees.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Investment Valuation
The Plan’s investments are stated at fair value. The Company’s stock trades on the NASDAQ exchange, and the value of the Company’s stock is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Participant loans are stated at cost, which approximates fair value.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies, continued
Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (FAS 157), which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements.  FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007.  The Plan’s management does not believe that the adoption of FAS 157 will have a material impact on the Plan’s financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date.  FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  The Plan’s management does not believe that the adoption of FAS 159 will have a material impact on the Plan’s financial statements.

(3)	Investments
The following table represents investments at December 31, 2007 and 2006:

	2007	2006
Money market accounts	$-	753,313

Mutual funds:
AllianceBerstein Global	-	77,881
AMCAP Fund	-	3,899
American Balanced Fund	-	14,997
Blackrock Core Total Return	-	620,763
Bond Fund of America	-	1,467
Calamos Growth Fund	-	139,733
Capital World Growth & Income	-	26,301
Davis New York Venture Fund	-	129,134
Delaware International Value Equity Fund	-	34,542
Euro Pacific Growth Fund	-	1,182
Federated Government Income	-	303,143
Federated Kaufman Small Cap	-	353
First Eagle Fund of America	-	2,193
Franklin Income Fund	-	6,536
Franklin Mutual Shares Fund	-	2,070
Goldman Sachs Growth	-	477,815
Growth Fund of America	-	4,951
Investment Company of America	-	1,182,348
Legg Mason Opportunity Trust	-	3,091
Legg Mason Partners Aggressive	-	19,141
Legg Mason Partners Short-Term	-	666,225
Legg Mason Partners S&P 500	-	20,987
Legg Mason Partners Large Cap	-	1,005,751

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments, continued

Mutual funds (continued):	2007	2006

Legg Mason Partners Small Cap	-	81,858
Legg Mason Value Trust	-	2,967
Lord Abbett Affiliated Fund	-	1,999
Lord Abbett Bond Debenture Fund	-	110
Oppenheimer Small & Med Cap Value	-	1,105
Oppenheimer Global Opportunities	-	1,330
Pimco Total Return Fund	-	1,428
Templeton World	-	425
Van Kampen Equity and Income	-	109,969
JH Lifecycle 2045	13,349	-
JH Lifecycle 2040	23,777	-
JH Lifecycle 2035	46,769	-
JH Lifecycle 2030	99,955	-
JH Lifecycle 2025	384,503	-
JH Lifecycle 2020	247,755	-
JH Lifecycle 2015	1,118	-
JH Lifestyle Aggressive	280,460	-
JH Lifestyle Growth	235,791	-
JH Lifestyle Balanced	24,416	-
JH Lifestyle Moderate	3,159,921	-
JH Lifestyle Conservative	685,632	-
JH DFA Emerging Markets Value	491	-
JH Bridgeway Ultra-Small Co	872	-
JH Royce Opportunity	24,122	-
JH Small Cap Value Index	721	-
JH DWS Mid Cap Growth	1,536	-
Mid Cap Stock Fund	53,174	-
JH Energy	2,113	-
JH Columbia Marsico Intl Opps	490	-
JH DFA International Value	24,291	-
JH American Funds EuroPacific	11,303	-
International Value Fund	16,015	-
JH Oppenheimer Global	60,577	-
JH Dreyfus Prem Structure Mid	11,404	-
JH Templeton World	31,995	-
JH Jennison Growth	473	-
JH American Funds Growth Fund	34,764	-
Quantitative All Cap Fund	9,430	-
JH T. Rowe Price Blue Chip	18,889	-
JH Legg Mason Value	25,186	-
JH BlackRock Large Value	37,323	-
Small Cap Opportunities Fund	3,844	-
JH Munder Small-Cap Value	11,833	-
JH RiverSource Mid Cap Value	44,342	-

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments, continued

Mutual funds (continued):	2007	2006

JH Lord Abbett All Value	17,536	-
JH Mutual Discovery	24,113	-
JH Weitz Partners Value	12,002	-
JH Mutual Beacon	23,602	-
JH Davis New York Venture	16,135	-
JH UBS U.S. Large Cap Equity	17,158	-
JH American Funds Inv Co Am	10,506	-
JH American Funds Wash Mutual	4,573	-
JH PIMCO All Asset	31,229	-
JH UBS Global Allocation	457	-
JH LM Partners Glb High Yield	6,766	-
JH John Hancock Strategic Inc	7,375	-
JH PIMCO Global Bond	9,791	-
JH PIMCO Total Return	54,405	-
JH PIMCO Real Return	489	-
Unsettled trades	-	(17,048)
Total mutual funds	5,864,771	4,928,646

Common Stock:
Habersham Bancorp common stock	794,379	1,162,622
Altria Group, Inc.	-	8,582
CSX Corp	-	3,443
GameStop	-	5,511
Halliburton Holdings Co.	-	3,105
Johnson & Johnson	-	6,602
Marriott International, Inc.	-	4,772
Metlife, Inc.	-	5,901
News Corp	-	2,226
Occidental Petroleum	-	4,883
Total common stock	794,379	1,207,647
Participant loans	58,458	75,515
Total investments	$6,717,608	6,965,121

During 2007, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $124,319 as detailed below:

Net change in investments at fair value as determined by quoted market price:
Mutual Funds	$263,676
Common Stock	(387,995)
Net change in fair value	$(124,319)

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments, continued
Single investments representing more than 5% of the Plan’s net assets as of December 31, 2007 and/or 2006, are separately identified.

	2007	2006
Money Market Accounts	$-	753,313

Mutual Funds:
Blackrock Core Total Return	-	620,763
Goldman Sachs Growth	-	477,815
Investment Company of America	-	1,182,348
Legg Mason Partners Short-Term	-	666,225
Legg Mason Partners Large Cap	-	1,005,751
JH Lifecycle 2025	384,503	-
JH Lifestyle Moderate	3,159,921	-
JH Lifestyle conservative	685,632	-

Common Stock of Habersham Bancorp	794,379	1,162,622

On May 1, 2007, the Plan changed its primary trustee relationship to John Hancock Retirement Services from Smith Barney.  All participant accounts, except for investment in common stock of Habersham Bancorp were transferred to John Hancock Retirement Services.  Investment in common stock of Habersham Bancorp remained with Smith Barney.

(4)	Tax Status
The Plan received a determination letter for the prototype plan upon which it is modeled dated November 19, 2001, in which the Internal Revenue Service (IRS) stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions
The Plan received cash dividends of $43,065 on its investment in Habersham Bancorp common stock during 2007.

Habersham Bancorp 401(k) Plan

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

December 31, 2007
EIN:  58-1563165 PN 001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Mutual funds:
	JH Lifecycle 2045	1,171 mutual fund shares	N/A	$13,349
	JH Lifecycle 2040	2,087 mutual fund shares	N/A	23,777
	JH Lifecycle 2035	4,107 mutual fund shares	N/A	46,769
	JH Lifecycle 2030	8,826 mutual fund shares	N/A	99,955
	JH Lifecycle 2025	34,233 mutual fund shares	N/A	384,503
	JH Lifecycle 2020	22,153 mutual fund shares	N/A	247,755
	JH Lifecycle 2015	101 mutual fund shares	N/A	1,118
	JH Lifestyle Aggressive	8,361 mutual fund shares	N/A	280,460
	JH Lifestyle Growth	6,920 mutual fund shares	N/A	235,791
	JH Lifestyle Balanced	715 mutual fund shares	N/A	24,416
	JH Lifestyle Moderate	93,583 mutual fund shares	N/A	3,159,921
	JH Lifestyle Conservative	20,172 mutual fund shares	N/A	685,632
	JH DFA Emerging Markets Value	11 mutual fund shares	N/A	491
	JH Bridgeway Ultra-Small Co	46 mutual fund shares	N/A	872
	JH Royce Opportunity	1,423 mutual fund shares	N/A	24,122
	JH Small Cap Value Index	45 mutual fund shares	N/A	721
	JH DWS Mid Cap Growth	34 mutual fund shares	N/A	1,536
	Mid Cap Stock Fund	2,441 mutual fund shares	N/A	53,174
	JH Energy	20 mutual fund shares	N/A	2,113
	JH Columbia Marsico Intl Opps	24 mutual fund shares	N/A	490
	JH DFA International Value	943 mutual fund shares	N/A	24,291
	JH American Funds EuroPacific	183 mutual fund shares	N/A	11,303
	International Value Fund	670 mutual fund shares	N/A	16,015
	JH Oppenheimer Global	1,367 mutual fund shares	N/A	60,577
	JH Dreyfus Prem Structure Mid	550 mutual fund shares	N/A	11,404
	JH Templeton World	770 mutual fund shares	N/A	31,995
	JH Jennison Growth	23 mutual fund shares	N/A	473
	JH American Funds Growth Fund	933 mutual fund shares	N/A	34,764
	Quantitative All Cap Fund	413 mutual fund shares	N/A	9,430
	JH T. Rowe Price Blue Chip	357 mutual fund shares	N/A	18,889
	JH Legg Mason Value	341 mutual fund shares	N/A	25,186
	JH BlackRock Large Value	1,676 mutual fund shares	N/A	37,323
	Small Cap Opportunities Fund	162 mutual fund shares	N/A	3,844
	JH Munder Small-Cap Value	403 mutual fund shares	N/A	11,833

Habersham Bancorp 401(k) Plan

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes, continued

December 31, 2007
EIN:  58-1563165 PN 001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JH RiverSource Mid Cap Value	4,097 mutual fund shares	N/A	$44,342
	JH Lord Abbett All Value	485 mutual fund shares	N/A	17,536
	JH Mutual Discovery	344 mutual fund shares	N/A	24,113
	JH Weitz Partners Value	361 mutual fund shares	N/A	12,002
	JH Mutual Beacon	182 mutual fund shares	N/A	23,602
	JH Davis New York Venture	497 mutual fund shares	N/A	16,135
	JH UBS U.S. Large Cap Equity	804 mutual fund shares	N/A	17,158
	JH American Funds Inv Co Am	256 mutual fund shares	N/A	10,506
	JH American Funds Wash Mutual	116 mutual fund shares	N/A	4,573
	JH PIMCO All Asset	1,932 mutual fund shares	N/A	31,229
	JH UBS Global Allocation	26 mutual fund shares	N/A	457
	JH LM Partners Glb High Yield	258 mutual fund shares	N/A	6,766
	JH John Hancock Strategic Inc	885 mutual fund shares	N/A	7,375
	JH PIMCO Global Bond	741 mutual fund shares	N/A	9,791
	JH PIMCO Total Return	3,203 mutual fund shares	N/A	54,405
	JH PIMCO Real Return	33 mutual fund shares	N/A	489
*	Common Stock of Habersham Bancorp	50,889 common stock shares	N/A	794,379

	Participant loans	Interest rates ranging from 5.00% to 9.00% with maturities through April 2018	-	58,458

* - Habersham Bancorp is a party-in-interest to the Plan.
    N/A – Value is not applicable due to investment being participant directed